Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Earnings:	($ in millions)
Income from continuing operations before taxes	$92.6	$143.3
Add (deduct):
Earnings of non-consolidated affiliates	(1.3)	(1.4)
Amortization of capitalized interest	1.4	1.6
Capitalized interest	(0.3)	(0.2)
Fixed charges as described below	57.4	54.8
Total	$149.8	$198.1

Fixed charges:
Interest expensed and capitalized	$40.0	$37.2
Estimated interest factor in rent expense(1)	17.4	17.6
Total	$57.4	$54.8

Ratio of earnings to fixed charges	2.6	3.6

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.